SC 13G
Statement of Beneficial Ownership by Great Plains Energy, Inc.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GREAT PLAINS ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

394 1164 10
(CUSIP Number)

CUSIP NO. 394 1164 10	SCHEDULE 13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person: UMB BANK, n.a. ("UMB")
2.	Check the Appropriate box if a member of a group (a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially owned by UMB With:
5.	Sole Voting Power: 272,174. UMB disclaims beneficial ownership of these shares.
6.	Shared Voting Power: 3,175,781 UMB disclaims beneficial ownership of these shares which include 3,163,481 shares held as trustee of the Great Plains Energy Incorporated Cash or Deferred Arrangement Employee Savings Plus Trust - Great Plains Stock ESOP Component ("Plan").

7.	Sole Dispositive Power: 257,403. UMB disclaims beneficial ownership of these shares.
8.	Shared Dispositive Power: 3,241,557. UMB disclaims beneficial ownership of these shares, which include 3,163,481 shares held as trustee of the Plan.
9.	Aggregate Amount Beneficially Owned by UMB: 3,498,960. UMB disclaims beneficial ownership of these shares, which include 3,163,481 shares held by the trustees of the Plan.
10.	Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [X] Such amount excludes 194,532 shares of the Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

11.	Percent of Class Represented by Amount in Row 9: 5.65%
12.	Type of Reporting Person: BK

CUSIP NO. 394 1164 10	SCHEDULE 13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person: UMB FINANCIAL CORPORATION ("UMBFC")
2.	Check the Appropriate box if a member of a group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially owned by UMBFC With:
5.	Sole Voting Power: - 0 -
6.	Shared Voting Power: - 0 -
7.	Sole Dispositive Power: - 0 -
8.	Shared Dispositive Power: - 0 -
9.	Aggregate Amount Beneficially Owned by UMBFC: - 0 -
10.	Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [X] Such amount excludes 3,693,492 shares of the Issuer's Common Stock held by UMB in various capacities as to which UMBFC has no voting or dispositive power.

11.	Percent of Class Represented by Amount in Row 9: 0%
12.	Type of Reporting Person: HC

CUSIP NO. 394 1164 10	SCHEDULE 13G

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person:

Great Plains Energy Incorporated Cash or Deferred Arrangement Employee Savings Plus Trust - Great Plains Stock ESOP Component ("Plan")

2.	Check the Appropriate box if a member of a group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially owned by Plan With:
5.	Sole Voting Power: - 0 -
6.	Shared Voting Power: - 0 -
7.	Sole Dispositive Power: - 0 -
8.	Shared Dispositive Power: 3,163,481. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the Plan
9.	Aggregate Amount Beneficially Owned by Plan: 3,163,481. Beneficial ownership of these shares is disclaimed as to all shares which are held on behalf of Plan and have been allocated to the accounts of participants.

10.	Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [ ]
11.	Percent of Class Represented by Amount in Row 9: 5.11%
12.	Type of Reporting Person: EP

CUSIP NO. 394 1164 10	SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer: Great Plains Energy, Inc.,
Item 1	(b)	Address of Issuer's Principal Executive Offices: 1201 Walnut St., Kansas City, Missouri 64016
Item 2	(a)	Names of Persons Filing:

(i)  UMB Bank, n.a. ("UMB")

(ii)  UMB Financial Corporation ("UMBFC")

(iii)  Great Plains Energy Incorporated Cash or Deferred Arrangement Employee Savings Plus Trust - Great Plains Stock ESOP Component ("Plan")

Item 2	(b)	Address of Principal Business or, if none, Residence:

     Both UMB and UMBFC maintain their principal executive offices at, and the address for the Plan is, 1010 Grand Boulevard, Kansas City, Missouri 64106

Item 2	(c)	Citizenship:

    UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the Plan is a trust organized in the State of Missouri.

Item 2	(d)	Title of Class of Securities: Common stock, no par value (the "Common Stock").

CUSIP NO. 394 1164 10	SCHEDULE 13G

Item 2	(e)	CUSIP Number: 394 1164 10
Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	[ ] Broker or Dealer under Section 15 of the Act
	(b)	[ X ] Bank as defined in section 3(a)(6) of the Act (UMB)
	(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act
	(d)	[ ] Investment Company registered under section 8 of the Investment Company Act
	(e)	[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
	(f)	[ X ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (Casey's ESOP)
	(g)	[ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7) (UMBFC)
	(h)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
Plan may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As trustee of the Plan, UMB may have certain dispositive powers over such shares and is filing this schedule as a result of having such powers. UMBFC owns 100 percent of the outstanding stock of UMB and is filing this statement solely as a result of such stock ownership.

CUSIP NO. 394 1164 10	SCHEDULE 13G

Item 4	Ownership.
The Plan may be deemed to beneficially own certain shares of Issuer's Common Stock the Great Plains Energy Incorporated Cash or Deferred Arrangement Employee Savings Plus Trust - Great Plains Stock ESOP Component. UMB serves as trustee for the Plan. Plan participants exercise voting and certain dispositive powers over Plan shares allocated to their accounts as they have the right to direct the voting of such shares and the tendering of such shares in response to a tender offer or other purchase offer. To the extent that participants in the Plan do not give voting instructions to UMB, as trustee of the Plan, such shares of the Issuer's Common Stock held by the Plan are voted in accordance with the guidelines established by the UMB Trust Policy Committee.

     The shares of Issuer's Common Stock held by the Plan that are allocated to participants' accounts are disposed of in response to a tender offer, exchange offer, or other offer to purchase at the direction of the participants. If disposition instructions with respect to such an offer are not given by the participants to UMB, as trustee, it will dispose of all shares for which no instructions are received in response to a tender or other offer in accordance with the guidelines established by the UMB Trust Policy Committee.

     All shares of Issuer's Common Stock held by the Plan are allocated to the accounts of the participants in the plan, and beneficial ownership is disclaimed as to those shares. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain of such shares, but disclaims beneficial ownership over such shares. UMB disclaims beneficial ownership over and has not included in the Schedule 13G any and all shares of the Issuer's Common Stock held in custodial and other capacities over which UMB has no voting or dispositive power (either by itself or with others).

     Therefore, Plan may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

(a)	Amount Beneficially Owned: 3,163,481. Beneficial ownership is disclaimed as to all of these shares.
(b)	Percent of Class: 5.11%

CUSIP NO. 394 1164 10	SCHEDULE 13G

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:    - 0 -

(ii) shared power to vote or to direct the vote:     - 0 -

(iii) sole power to dispose or to direct the disposition:      - 0 -

(iv) shared power to dispose or to direct the disposition: 3,163,481 shares. Plan disclaims beneficial ownership of these shares.

UMB may be deemed to beneficially own certain shares of Issuer's Common Stock, including shares held by Plan and shares of Common Stock held in other capacities. As trustee, UMB may be deemed to have voting or dispositive power over the shares of Common Stock held by Plan, even though UMB disclaims beneficial ownership over such shares. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain of such shares, but disclaims beneficial ownership over such shares. UMB Disclaims beneficial ownership over and has not included in this Schedule 13G any and all shares of the Issuer's Common Stock held in custodial and other capacities over which UMB has no voting or dispositive power.

     Therefore UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

(a)	Amount Beneficially Owned: 3,498,960. UMB disclaims beneficial ownership of these shares, which include 3,163,481 shares held by the trustees of the Plan. Such amount excludes 194,532 shares of the Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power..

(b)	Percent of Class: 5.65%

CUSIP NO. 394 1164 10	SCHEDULE 13G

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:    272,174.   UMB disclaims beneficial ownership of these shares.

(ii) shared power to vote or to direct the vote:     3,175,781.   UMB disclaims beneficial ownership of these shares which include 3,163,481 shares held as trustee of the Plan

(iii) sole power to dispose or to direct the disposition:      275,403.   UMB disclaims beneficial ownership of these shares.

(iv) shared power to dispose or to direct the disposition: 3,241,557. UMB disclaims beneficial ownership of these shares, which include 3,163,481 shares held as trustee of the Plan.

UMBFC does not own of record any shares of the Issuer's Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock held by UMB.

Item 5	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

CUSIP NO. 394 1164 10	SCHEDULE 13G

Item 8	Identification and Classification of Members of the Group. Not Applicable.
Item 9	Notice of Dissolution of Group. Not Applicable.
Item 10	Certification. See below.

CUSIP NO. 394 1164 10	SCHEDULE 13G

SIGNATURE
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UMB Bank, n.a.
Dated: February 14, 2002	By /s/ Dennis R. Rilinger ------------------------------------ Dennis R. Rilinger, Executive Vice President and Corporate Secretary UMB Financial Corporation
Dated: February 14, 2002	By

/s/ Dennis R. Rilinger
------------------------------------
Dennis R. Rilinger,
Executive Vice President
and Corporate Secretary

UMB Financial Corporation Inc.
Employee Stock Ownership Plan
and Trust

By: UMB Bank, n.a., Trustee

Dated: February 14, 2002	By /s/ Dennis R. Rilinger ------------------------------------ Dennis R. Rilinger, Executive Vice President and Corporate Secretary

CUSIP NO. 394 1164 10	SCHEDULE 13G

EXHIBIT INDEX
EXHIBIT	Document	Page No.
A.	Joint Filing Agreement

CUSIP NO. 394 1164 10	SCHEDULE 13G

EXHIBIT A JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, no par value, of Great Plains Energy, Inc., a Missouri corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 14th day of February, 2002.

UMB Bank, n.a.
Dated: February 14, 2002	By /s/ Dennis R. Rilinger ------------------------------------ Dennis R. Rilinger, Executive Vice President and Corporate Secretary UMB Financial Corporation
Dated: February 14, 2002	By

/s/ Dennis R. Rilinger
------------------------------------
Dennis R. Rilinger,
Executive Vice President
and Corporate Secretary

UMB Financial Corporation Inc.
Employee Stock Ownership Plan
and Trust

By: UMB Bank, n.a., Trustee

Dated: February 14, 2002	By /s/ Dennis R. Rilinger ------------------------------------ Dennis R. Rilinger, Executive Vice President and Corporate Secretary